Exhibit 21

SUBSIDIARIES OF ZYNEX, INC.

Name	Jurisdiction
Zynex Medical, Inc.	Colorado
Zynex Monitoring Solutions Inc.	Colorado
Zynex NeuroDiagnostics, Inc.	Colorado
Zynex Europe, ApS	Denmark
Zynex Billing and Consulting, LLC	Colorado
Pharmazy, Inc	Colorado